Exhibit 99.10

MorphoSys

Novartis and Incyte Agreements

6th February, 2024 | 14:00 AM CET

Transcript

Speakers:

Julia Neugebauer

Jean-Paul Kress

Lucinda Crabtree

Charlotte Lohmann

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Julia Neugebauer	Ladies and gentlemen, good afternoon or good morning. My name is Julia Neugebauer, head of investor relations at MorphoSys, and it is my pleasure to welcome you to our conference call today. We will discuss yesterday’s announcement of the public take-over by Novartis and the sale and transfer of all tafasitamab rights to Incyte. With me on the call today are Jean-Paul Kress, our chief executive officer, Lucy Crabtree, our chief financial officer. And Charlotte Lohmann, our chief legal and human resources officer, will join for the Q&A. Jean-Paul will begin with an overview on the benefits and strategic rationale of the agreements with Novartis and Incyte. After that, Lucy will provide more details on Novartis’s proposed public take-over offer and the process. Following our prepared remarks, we will open the call for your questions.

Before we begin, I’d like to remind you, on slide three, that some of our statements made during the call today are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties. It is important to keep in mind that our statements on this webcast represent our judgement as of today. Additional information regarding the transaction will be filed with the United States Securities and Exchange Commission over the coming weeks, and we encourage investors to review this information when it becomes available. With that, I’ll now hand the call over to Jean-Paul.

Jean-Paul Kress	Thank you, Julia. Good morning and good afternoon everyone. I am very pleased to be here with you today to discuss this opportunity for our company. At MorphoSys, we have been diligently working to develop and deliver more effective and well-tolerated cancer medicines that address the dire needs of cancer patients worldwide. We successfully built a strong oncology pipeline that provides several best and first in class opportunities with pelabresib, our investigational BET inhibitor at the forefront.

We want our pipeline to advance at greater speed and scale to help ensure patients worldwide can benefit. As such, after a thorough review of all strategic options, we firmly believe our recently-announced agreements with Novartis and Incyte are in the best interests of MorphoSys, our shareholders and cancer patients.

Starting with the proposed acquisition by Novartis, this offer provides attractive immediate and certain cash value to our shareholders. Novartis intends to offer MorphoSys shareholders €68 per share in cash, providing shareholders with an opportunity to realise significant value upfront and with certainty. It represents an attractive premium of 89% to the unaffected January 25th 2024 closing share price.

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Additionally, Novartis seeks to maximise the potential of pelabresib. The recent phase III MANIFEST-2 findings point to the pelabresib and ruxolitinib combination as a potential paradigm-shifting first line myelofibrosis treatment. Beyond myelofibrosis, this early data suggests pelabresib’s clinical benefit in additional indications, representing new opportunities with this investigational therapy. Novartis has the necessary financial resources, additional scientific expertise, and global footprint, unavailable to MorphoSys as a standalone biotech company, to maximise the full scope of pelabresib’s potential.

Next, let’s discuss our new agreement with Incyte. Incyte will obtain exclusive rights worldwide, assume full responsibility and cover all the costs of the development and commercialisation of tafasitamab for a purchase price of $25 million. We have been collaborating with Incyte on tafasitamab since 2020. Given the proposed acquisition by Novartis, and our longstanding partnership with Incyte, we know Incyte is best-positioned to drive tafasitamab’s future growth opportunities forward successfully and more efficiently on its own at this time. The MorphoSys management board and supervisory board unanimously approved both agreements. I would now like to turn the call over to Lucy to provide more details on Novartis’s offer and on the process. Lucy, over to you.

Lucinda Crabtree	Thank you, Jean-Paul. Good morning, and good afternoon, everyone. We will now take a closer look at Novartis’s proposed take-over offer to our shareholders. If you decide to tender your shares, you will receive €68 per share in cash. This offer price corresponds to an attractive premium of 94% and 142% on the volume-weighted average price during the last month and three months, as of the unaffected January 25th 2024 close respectively, the day before first rumours on a potential take-over surfaced. It also represents a premium of 89% to the unaffected January 25th 2024 closing share price.

This offer implies a total equity value of €2.7 billion. Further, please keep in mind the following. The offer will contain customary closing conditions, in particular a minimum acceptance threshold of 65% of MorphoSys’s share capital and regulatory clearances. We have agreed with Novartis that they will take MorphoSys private promptly after the public take-over offer has been settled. Today’s announcement is only the first step in the transaction process. As a next step, Novartis will submit the offer document that outlines all the details of the offer to the BaFin, the German Federal Financial Supervisory Authority, for approval.

Once approved, the offer document will be published. After that, the acceptance period begins. During this period, shareholders will have the opportunity to tender their shares. We expect the acceptance period to run for approximately four weeks, followed

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by a two-week additional acceptance period. MorphoSys has the option to extend the acceptance period by two additional weeks. The exact dates will be announced with the publication of the offer document.

During the acceptance period, our management board and supervisory board will publish a reasoned statement on the offer. Subject to a careful review of the offer document, the board intends to recommend to shareholders the acceptance of the offer. The offer will be successful if the minimum acceptance threshold of 65% is reached. If reached, as mentioned before, there will be an additional acceptance period that will run for two more weeks. The closing is currently expected to take place in the first half of 2024. We will keep you informed throughout the process and provide updates on milestones as they occur. And with that, I hand the call back over to Jean-Paul.

Jean-Paul Kress	Thanks, Lucy. We believe that this is the right next step for MorphoSys and in the best interests of our shareholders, our company and cancer patients. Our shareholders benefit from an attractive premium, allowing them to realise a significant value upfront and with certainty. Novartis will help accelerate the development opportunities and maximise the commercialisation potential of pelabresib at a greater speed and scale, benefiting patients worldwide. And Incyte is very well-positioned to drive the future growth opportunities of tafasitamab forward successfully and more efficiently on its own at this time. With that, I would like to open the call for questions. Operator, please open the line.

Operator	Thank you. Ladies and gentlemen, we will now begin the Q&A session. Anyone who wishes to ask a question may press star and one on their telephone keypad. You will hear a tone to confirm that you have entered the queue. If you wish to remove yourself from the question queue, you may press star then two. As a reminder, that’s star followed by one to ask a question. The first question is from the line of Xian Deng with UBS. Please, go ahead.

Xian Deng	Hi, thank you for taking my questions. Congratulations on the deal. Two, please, if I may. The first one is thank you so much for the introduction laying out the process, but I was just wondering, on one side you have this positive data from pelabresib, at the same time we also have a lot of investor debate on the approvability of the drug, so I was just wondering if you could give us some extra colour or insight on what your conversation was like with Novartis around this topic, please? That would be great. And then the second one, if I may push my luck a little bit, I was just wondering if it is possible for you to confirm whether you have had the pre-NDA meeting for pelabresib? Thank you very much.

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Jean-Paul Kress	Thanks for your questions. I’m going to basically repeat what we said several times since our ASH reveal of our phase III trial. We have the best results in myelofibrosis out there, and we have shown that we act very positively on all components, all markets of the disease in myelofibrosis. And this is a very compelling picture which we believe will allow us to file and approve this drug based on the totality of the data. So this basis was entertained with obviously Novartis and they have made their decisions based on that. And it’s very reassuring as well, so I think that’s the way to think about it.

Now, for the second question, we don’t comment on the regulatory pathway. We have said, several times, that now we are focusing on driving the filing of the drug this year, and we have everything we need to execute on that, and now, together with Novartis.

Xian Deng	Thank you so much.

Jean-Paul Kress	Thank you.

Operator	The next question is from the line of Derek Archila with Wells Fargo. Please, go ahead.

Derek Archila	Hey, good morning. And, yes, let me extend my congratulations to the team on the deal. Well done. Just one question. in terms of the process, obviously they named Novartis and Incyte as potential suitors, just thinking about the deal process in totality, were there other companies involved? Were there other companies also in the fibrosis space? Just trying to understand how competitive the deal dynamics were, thanks.

Jean-Paul Kress	Hey, Derek, thank you so much for your question. We can’t comment on the process at this time. I think the outcome with Novartis is fantastic. We have a longstanding relationship with this company. As I mentioned earlier in my comments, in my remarks, they are a fabulous suitor for taking pelabresib to the next step and to the scale it deserves. So that’s what people should be focusing on today. It’s really the enabler for the potential of this great drug and this game-changer in myelofibrosis and other indications.

Derek Archila	Understood, it was worth a shot. Congratulations, thanks for taking the questions. Thank you.

Jean-Paul Kress	Thanks, Derek.

Operator	The next question is from the line of Andrew Berens with Leerink. Please, go ahead.

Andrew Berens

Thanks, congrats on the deal. I was just wondering, based on your guidance for the deal to close in the first half of this year, whether you were expecting any regulatory pushback, given the therapeutic overlap in myelofibrosis between Jakafi, Jakavi and

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pela? And are there any other regulatory agencies that will weigh on the deal besides BaFin?

Jean-Paul Kress	Thanks, Andrew. Charlotte will answer the question.

Charlotte Lohmann	Yes, Jean-Paul, happy to do so. So, as you already pointed out, this public take-over offer is subject to regulatory clearances by several authorities, not only the BaFin. But additional information will be available in the offer document, once published, and also in the tender offer materials once filed with the SEC. But we can, in summary, state that we do not expect antitrust difficulties.

Andrew Berens	Okay, thank you.

Operator	The next question is from the line of Charlie Mabbutt with Morgan Stanley. Please, go ahead.

Charlie Mabbutt	Hi, thanks for taking my questions. Charlie Mabbutt from Morgan Stanley. Just one from me. I was just wondering if we should expect any incremental pelabresib data over the first half of this year in terms of longer follow-up? And if not, when might we see that? Thanks very much.

Jean-Paul Kress	Thanks for the question. For the time being, we continue to act as an independent company, we continue to execute on what we said we would. Our goals are very clear this year, to drive pelabresib to the next step, and mainly the filing in myelofibrosis. Right now, our focus is mostly on the filing. More data are being generated. Our trial, MANIFEST-2 trial is continuing and generating longer data but we are not communicating yet on where we would publish or communicate on this data.

But I want to come back on a very important point. Our filing, we have what we need for filing, we have the data we need. We have the wealth of data that we have communicated on at length over the last weeks especially at ASH to ensure a successful filing.

Charlie Mabbutt	Great, thanks very much.

Jean-Paul Kress	Thanks.

Operator	As a reminder, that’s star followed by one if you’d like to ask a question. The next question is from the line of Manos Mastorakis of Deutsche Bank. Please, go ahead.

Manos Mastorakis	Thank you for taking the question. I wanted to ask if you have any further explanation on why the high-risk subgroup missed on TSS50, and just to confirm that you are not able to say anything about updated analysis we could expect at ASCO, please? Thank you.

Jean-Paul Kress	You know, as we said several times, this is a statistical anomaly in this small, high-risk population, it’s less than 10% of the trial

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and in real life. And if you look at the totality of the data, this is again to be put in context, and we don’t expect that to be an issue. Therefore new data, again we’re not communicating yet on where and when we will have incremental data published for pelabresib.

Manos Mastorakis	Thank you.

Operator	The next question is from the line of Roger Sharma with Goldman Sachs. Please, go ahead.

Roger Sharma	Hi, thanks for taking my question. I’d just be curious to get your perspectives on timing of the transaction, why now as opposed to potentially when you have a pelabresib approval in hand? And then secondly, if I could just follow up, I know you said that you’re not expecting any antitrust issues, but if that were to be the case, if there a break fee in that scenario? Thank you.

Jean-Paul Kress	Why did we agree to be acquired now? It’s not a light decision, but after a thorough review of all the strategic options, we firmly believe it’s in the best interests of the company, its shareholders and obviously the cancer patients, for the reasons I mentioned. But for the shareholders, it provides attractive and certain cash value now. They are risking their investments ahead of future milestones. For the patients, Novartis has ample resources which are actually currently unavailable to MorphoSys as a standalone biotech for accelerating and maximising pelabresib’s potential on a global scale. And for the opportunities of MorphoSys, it creates new opportunities. So we really believe that all stakeholders are in a great position. And actually I missed your second question. Can you repeat it?

Roger Sharma	Yes, just if there are any antitrust issues, is there a potential break fee that will be due to MorphoSys?

Jean-Paul Kress	Charlotte will answer the question.

Charlotte Lohmann	Yes, sure. As I mentioned beforehand, we don’t expect any antitrust difficulties, but we cannot comment on contractual details at this point in time.

Roger Sharma	Thank you.

Operator	The next question is from the line of Vineet Agrawal with Citi. Please, go ahead.

Vineet Agrawal	Hi, there. Thanks for taking my questions. I just have two. One, will Novartis be allowed to attend the pre-NDA submission meeting with the FDA? And second, is the transfer of the tafasitamab rights to Incyte independent of the Novartis acquisition?

Jean-Paul Kress	Vineet, I couldn’t hear well, you broke up a little bit on the second part of the question. Would you repeat it, please?

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Vineet Agrawal	Sorry. I was just asking if the transfer of tafasitamab rights is independent of Novartis’s acquisition or that’s a done deal?

Jean-Paul Kress	Vineet, I’ll start with the second part. Yes, it is independent, but it’s also to be taken in the grand scheme of the transaction. The compelling Novartis transaction for all the reasons we mentioned, including financially, obviously has put some light on the decision to do the transaction with Incyte. We believe that it’s time for tafasitamab now to find a home with less complication than a joint venture, and, as I mentioned, Incyte is well-positioned, they have been working with us on the drug, they know it very well and they know the market very well, and now it’s time for them to take over this asset. And, sorry, I’m trying to find…

Vineet Agrawal	I’m sorry, the first question was… Yes.

Jean-Paul Kress	The pre-NDA meeting, yes, thank you. No, we are not commenting on that now.

Vineet Agrawal	All right, thank you.

Jean-Paul Kress	Thank you.

Operator	That was the last question, I would like to turn the conference over back to Julia Neugebauer for any closing remarks.

Julie Neugebauer	Ladies and gentlemen, this concludes today’s conference call. If any of you would like to follow up, MorphoSys’s investor relations team is available for the remainder of the day. Once again, thank you for joining. Have a great day, and goodbye.

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